Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Broadwing Corporation:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-114964) of Broadwing Corporation of our reports dated March 4, 2006 with respect to the consolidated balance sheets of Broadwing Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of Broadwing Corporation.

/s/: KPMG LLP

Austin, Texas

March 4, 2006